Exhibit 99.1
SAP INTERIM REPORT
January – March 2008

INTERIM REVIEW OF SAP GROUP OPERATIONS	3
CONSOLIDATED INTERIM FINANCIAL STATEMENTS	16
ADDITIONAL INFORMATION	30
THE BEST-RUN BUSINESSES RUN SAPTM

FINANCIAL INFORMATION
We prepared the financial data in the interim report of SAP AG and its subsidiaries in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The interim report is both our quarterly financial report pursuant to the Exchange Rules of the Frankfurt Stock Exchange, section 48, and our interim announcement pursuant to the German Securities Trading Act, section 37x.

INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)1
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and related projections we make about future conditions and events, including but not limited to economic conditions in general and trends in our business; our ability to attract and retain personnel; competition in the software industry; our implementation of business strategy; the development and introduction of new services and products; freedom to use intellectual property; regulatory and political conditions; our adaptation to technological developments; the acceptance by the market of our services and products; terrorist attacks or other acts of violence or war; our integration of newly acquired businesses; our meeting customers’ requirements; and other risks and uncertainties, some of which we describe in the Risk section. The words “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our our Annual Report on Form 20-F for fiscal year 2007. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.
NON-U.S. GAAP FINANCIAL MEASURES
This report discloses certain financial measures, such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this report are reconciled to the nearest U.S. GAAP measure in the following tables.
NON-GAAP REVENUES, NON-GAAP OPERATING INCOME AND NON-GAAP OPERATING MARGIN
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business – in addition to financial data prepared in accordance with U.S. GAAP. Beginning in 2008 we use both Non-GAAP revenues and Non-GAAP operating income / Non-GAAP operating margin as defined below consistently in our planning, forecasting, reporting, compensation and external communication.
Non-GAAP revenue: Revenues in this document identified as “Non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects S.A. had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by

[1]	This Interim Review of Operations was neither audited nor reviewed by our external auditors.

4	INTERIM REVIEW OF SAP GROUP OPERATIONS
SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting.
We believe that our non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP revenues and U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our Non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Non-GAAP operating income / Non-GAAP operating margin:
Operating income and operating margin in this document identified as “Non-GAAP operating income” or “Non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including the full amount of Business Objects support revenues to be included in Non-GAAP revenue, and by excluding acquisition-related charges. Acquisition related charges in this context comprise:
▪	Amortization expense of intangibles acquired in business combination and standalone acquisitions of intellectual property

▪	Expense from purchased in-process research and development

▪	Restructuring expenses as far as incurred in connection with a business combinations and accounted for under SFAS 146 in SAP’s U.S. GAAP financial statements
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.
We believe that our non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP operating income / Non-GAAP operating margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our Non-GAAP operating income / Non-GAAP operating margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
FREE CASH FLOW
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
Reconciliation for three months ended March 31

€ millions	2008	2007
Net cash provided by operating activities from continuing operations	1,072	852
Purchase of long-lived assets excluding additions from acquisitions	-61	-79
Free cash flow	1,011	773
CONSTANT CURRENCY NON GAAP FINANCIAL MEASURES
We believe it is important for investors to have information that provides insight into our sales and operative results. Revenue and income measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. Our above described non-GAAP financial measures are used as a starting point for the constant currency year-over-year changes. We calculate non-GAAP-constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on Non-GAAP-constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of currency adjusted non-GAAP revenues and income measures to the identification and analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both currency adjusted non-GAAP revenues and income measures on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
Our Non-GAAP financial measures in connection with the income statement as well as constant currency year-over-year changes in revenue reconcile to the nearest U.S. GAAP measure as follows:

6	INTERIM REVIEW OF SAP GROUP OPERATIONS
CONSOLIDATED INCOME STATEMENT, Three months ended March 31
(U.S. GAAP, Non-GAAP and Non-GAAP at Constant Currency)

	2008					2007			% change
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions, unless otherwise stated	GAAP	Adj.	GAAP	Impact	currency	GAAP	Adj.	GAAP	GAAP	GAAP	currency
Software revenue	622	0	622	43	665	562	0	562	11	11	18
Support revenue	1,058	47	1,105	54	1,159	914	0	914	16	21	27
Subscription and other software-related service revenue	56	0	56	1	57	39	0	39	44	44	46
Software and software-related service revenue	1,736	47	1,783	98	1,881	1,515	0	1,515	15	18	24
Consulting revenue	587	0	587	32	619	518	0	518	13	13	20
Training revenue	104	0	104	6	110	94	0	94	11	11	17
Other service revenue	25	0	25	2	27	28	0	28	-11	-11	-4
Professional services and other service revenue	716	0	716	40	756	640	0	640	12	12	18
Other revenue	8	0	8	0	8	7	0	7	14	14	14
Total revenue	2,460	47	2,507	138	2,645	2,162	0	2,162	14	16	22
Cost of software and software-related services	-367	48	-319			-287	10	-277	28	15
Cost of professional services and other services	-567	0	-567			-505	0	-505	12	12
Research and development	-417	14	-403			-339	0	-339	23	19
Sales and marketing	-597	21	-576			-478	1	-477	25	21
General and administration	-152	0	-152			-119	0	-119	28	28
Other operating income/expense, net	-1	0	-1			2	0	2	-150	-150
Total operating expenses	-2,101	83	-2,018	-92	-2,110	-1,726	11	-1,715	22	18	23
Operating income	359	130	489	46	535	436	11	447	-18	9	20
Other non-operating income/expense, net	-1	0	-1			-3	0	-3	-67	-67
Financial income/expense, net	-2	0	-2			36	0	36	-106	-106
Income from continuing operations before income taxes	356	130	486			469	11	480	-24	1
Income taxes	-109	-32	-141			-157	-4	-161	-31	-12
Minority interests	0	0	0			0	0	0	N/A	N/A
Income from continuing operations	247	98	345			312	7	319	-21	8
Loss from discontinued operations, net of tax	-5	0	-5			-2	0	-2	150	150
Net income	242	98	340			310	7	317	-22	7
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.21		0.29			0.26		0.26	-19	12
EPS from continuing operations — diluted in €	0.21		0.29			0.26		0.26	-19	12
EPS from net income — basic in €	0.20		0.28			0.26		0.26	-23	8
EPS from net income — diluted in €	0.20		0.28			0.26		0.26	-23	8
Weighted average number of shares*	1,196		1,196			1,214		1,214
Key Ratios
Operating margin	14.6%		19.5%		20.2%	20.2%		20.7%	-5.6 pp	-1.2pp	-0.5pp
Effective tax rate from continuing operations	30.6%		29.0%			33.5%		33.5%

*	in millions, treasury stock excluded

REVENUE BY REGION Three months ended March 31
(U.S. GAAP, Non-GAAP and Non-GAAP at Constant Currency)

	2008					2007			% change
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions	GAAP	Adj.	GAAP	impact	currency	GAAP	Adj.	GAAP	GAAP	GAAP	currency
Software revenue by region*
EMEA	292	0	292	10	302	237	0	237	23	23	27
Americas	217	0	217	27	244	248	0	248	-13	-13	-2
Asia Pacific Japan	113	0	113	6	119	77	0	77	47	47	55
Total	622	0	622	43	665	562	0	562	11	11	18

Software and software-related service revenue by region*
Germany	302	1	303	0	303	271	0	271	11	12	12
Rest of EMEA	616	17	633	21	654	480	0	480	28	32	36
Total EMEA	918	18	936	21	957	751	0	751	22	25	27
United States	413	24	437	65	502	419	0	419	-1	4	20
Rest of Americas	150	2	152	2	154	148	0	148	1	3	4
Total Americas	563	26	589	67	656	567	0	567	-1	4	16
Japan	86	1	87	1	88	62	0	62	39	40	42
Rest of Asia Pacific Japan	169	2	171	9	180	135	0	135	25	27	33
Total Asia Pacific Japan	255	3	258	10	268	197	0	197	29	31	36

Total	1,736	47	1,783	98	1,881	1,515	0	1,515	15	18	24
Total revenue by region*
Germany	453	1	454	0	454	408	0	408	11	11	11
Rest of EMEA	837	17	854	27	881	673	0	673	24	27	31
Total EMEA	1,290	18	1,308	27	1,335	1,081	0	1,081	19	21	24
United States	635	24	659	97	756	619	0	619	3	6	22
Rest of Americas	202	2	204	2	206	196	0	196	3	4	5
Total Americas	837	26	863	99	962	815	0	815	3	6	18
Japan	112	1	113	1	114	88	0	88	27	28	30
Rest of Asia Pacific Japan	221	2	223	11	234	178	0	178	24	25	32
Total Asia Pacific Japan	333	3	336	12	348	266	0	266	25	26	31
Total	2,460	47	2,507	138	2,645	2,162	0	2,162	14	16	22

*	based on customer location

8	INTERIM REVIEW OF SAP GROUP OPERATIONS
BUSINESS IN THE FIRST THREE MONTHS 2008
GLOBAL ECONOMY The international financial crisis at the beginning of 2008 has led to a further loss of momentum in worldwide growth. This trend is clearly visible in industrialized countries, in particular in the U.S., where the subprime mortgage and financial crisis originated and where the housing market correction is still continuing. This was the view of the International Monetary Fund (IMF) in April 2008. The IMF reported that the global economy was already starting to look gloomy as early as the fourth quarter of 2007 and appeared weaker again in the first three months of 2008. Annualized first quarter 2008 growth in gross domestic product (GDP), which is a country’s total output of goods and services, is estimated by the Organisation for Economic Co-operation and Development (OECD) at only 1.2% for the seven largest industrialized countries, compared with 3.6% in the third quarter of 2007.
The IMF believes that the noticeable slowdown in business activity in the U.S. is due to drastically reduced investment in house building and more rigorous credit terms, both of which, according to the European Central Bank (ECB), continued into the first quarter of 2008. The OECD analysis showed U.S. economic growth during this period at an annualized rate of only 0.4%, but in the 15 countries in the euro area it showed GDP growth still achieving an annualized rate of 2.0%. Business activity also slowed down in Japan, primarily due the tightening of building standards in June 2007. The OECD anticipates 1.2% annualized GDP growth in Japan during the first quarter of 2008, after 3.6% in the fourth quarter of 2007. This adverse economic trend was less noticeable at the beginning of 2008 in emerging markets, which continue to achieve comparatively high growth rates. The OECD reports that growth in international trade has until now been scarcely affected by these developments. Following a 7.0% rise for the whole of 2007, the volume of trade increased by 8.0% in the first quarter of 2008. The IMF reported a particularly significant increase of approximately 13% in emerging market imports in 2007.
IT MARKET In the view of IDC, a highly regarded U.S. market intelligence firm, the prospects for the IT market also worsened at the beginning of 2008 as a result of the less than positive outlook for the economy. In its analysis, the indicators pointed to a slowing down of activity as early as October 2007. IDC estimates, however, that total IT sales in 2007 increased 7.1% compared with the previous year. Growth in the packaged software segment was a little more positive (see table on page 13). Growth in the application software category was 7.7%. The most buoyant regions for the IT market were Asia/Far East and Europe/Middle East. The North and South Americas region, however, fell back slightly, due to the slackening of the market in the U.S., but sales of packaged software were surprisingly strong in this region, with an increase of 9.3%. In the U.S., the packaged software market also increased 9.3% in 2007.
BUSINESS AT SAP IN THE FIRST QUARTER 2008
Key figures at a glance — SAP Group

	Q1	Q1
€ millions, unless otherwise stated	2008	2007	Change	% Change
Software revenue	622	562	60	11
Software and software-related service revenue	1,736	1,515	221	15
Total revenue	2,460	2,162	298	14
Operating income	359	436	-77	-18
Operating margin	14.6%	20.2%	5.6pp	-28
Income from continuing operations before income taxes	356	469	-113	-24
Net income	242	310	-68	-22
Headcount, in Full-Time Equivalents — from continuing operations (March 31)	51,274	40,318	10,956	27
Days sales outstanding (March 31)	68	67	1	0
Revenue First quarter 2008 U.S. GAAP software and software-related service revenues were €1.74 billion (2007: €1.52 billion), representing an increase of 15% compared to the first quarter of 2007. Non-GAAP software and software-related service revenues, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business

Objects of €47 million, for the first quarter of 2008 were €1.78 billion (2007: €1.52 billion). This represents an increase of 18% (24% at constant currencies) compared to the first quarter of 2007.
Excluding the contribution from Business Objects, SAP’s business contributed 12 percentage points to the constant currency growth of the Non-GAAP software and software-related service revenues. This represents the 17th consecutive quarter of double-digit growth in software and software-related service revenues at constant currencies.
First quarter 2008 U.S. GAAP total revenues were €2.46 billion (2007: €2.16 billion), which was a year-over-year increase of 14%. Non-GAAP total revenues, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €47 million for the first quarter of 2008, were €2.51 billion (2007: €2.16 billion), which is an increase of 16% (22% at constant currencies) compared to the first quarter of 2007.
First quarter 2008 U.S. GAAP software revenues were €622 million (2007: €562 million), representing an increase of 11% (18% at constant currencies) compared to the first quarter of 2007.
In the first quarter of 2008, we closed major contracts in several key regions including Al Futtaim Group, Barclays Bank, Landesamt für Besoldung und Versorgung, Nordrhein-Westfalen, Germany, and Nationwide Building Society in EMEA, Bank of America, LensCrafters, Sigdo Koppers S.A., Tawa Supermarkets in Americas, and Fujian Electric Power Co., Ltd., National Health Insurance Corporation, Korea, Mitsui High-tec, Inc., and Pegatron Corporation in the Asia Pacific Japan region.
Our small and midsize enterprise (SME) business continued to perform well in the first quarter of 2008.We added more than 1,570 new SME customers (excluding customers from Business Objects) in the quarter, representing a 28% increase compared to the first quarter of 2007.
In January 2008 at the National Retail Federations (NRF) 97th Annual Convention and Expo in New York, we announced increasing momentum for SAP solutions in the retail industry as evidenced by newly released data for customers that have recently implemented SAP for Retail solutions. More than 500 customers went live with SAP solutions in 2007, solidifying our reputation as the preeminent solution provider among retailers.
Market position We reported our ninth consecutive quarter of share gains. Based on U.S. GAAP first quarter 2008 software and software-related service revenues on a rolling four-quarter basis, our worldwide share of Core Enterprise Applications vendors2, which account for approximately $37.4 billion in software and software-related service revenues as defined by the Company based on industry analyst research, was 32.6% for the four-quarter period ended March 31, 2008, representing a year-over-year share gain of 7.6 percentage points, of which approximately 4 percentage points came from organic growth. All prior period share numbers have been adjusted to reflect the acquisition of Business Objects.
Income U.S. GAAP operating income was €359 million for the first quarter of 2008 (2007: €436 million), which was a decrease of 18% compared to the first quarter of 2007. First quarter Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €130 million, was €489 million (2007: €447 million), which was an increase of 9% (20% at constant currencies) compared to the first quarter of 2007.
The U.S. GAAP operating margin for the first quarter of 2008 was 14.6% (2007: 20.2%). The first quarter Non-GAAP operating margin was 19.5% (2007: 20.7%), or 20.2% at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by accelerated investments of approximately €40 million (2007: €23 million) to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket as announced by the Company at the beginning of 2007. The U.S. GAAP operating margin was additionally impacted by a significant increase in acquisition-related charges as a result of the acquisition of Business Objects.
U.S. GAAP income from continuing operations for the first quarter of 2008 was €247 million (2007: €312 million), representing a decrease of 21% compared to the first quarter of 2007. Non-GAAP income from continuing operations, which

[2]	We provide share data based on the vendors of core enterprise applications solutions, which account for approximately US$37.4 billion in software and software-related service revenue as defined by us based on industry analyst research. For 2008, industry analysts project approximately 7% year-on-year growth for core enterprise applications vendors. For our quarterly share calculation, we assume that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a subset (approximately 25) of core enterprise applications vendors.

10	INTERIM REVIEW OF SAP GROUP OPERATIONS
excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €98 million, was €345 million (2007: €319 million), representing an increase of 8% compared to the first quarter of 2007.
U.S. GAAP earnings per share from continuing operations for the first quarter of 2008 was €0.21 (2007: €0.26), which was a decrease of 19% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the first quarter of 2008 was €0.29 (2007: €0.26), which was an increase of 12% compared to the same period in 2007.
FINANCIAL POSITION
Operating cash flow for the first three months of 2008 was €1,072 million (2007: €852 million). Free cash flow for the same period was €1,011 million (2007: €773 million), which was 41% as a percentage of total revenue in 2008 (2007: 36%).
At March 31, 2008, our Group liquidity, comprising cash and cash equivalents, restricted cash and short-term investments, totaled €2,419 million (December 31, 2007: €2,756 million). This reduction was primarily due to the large outflow required for acquisitions and the continued repurchase of shares.
The total assets of €14,372 million at March 31, 2008 increased from to €10,366 million at December 31, 2007 by 39% mainly due to the acquisition of Bussiness Objects.
RESEARCH AND DEVELOPMENT, PRODUCTS
Our success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of our solution offerings was again our focus in the first three months of 2008.
R&D expenses increased 23% to €417 million in the first three months of 2008 compared to €339 million of the first three months of 2007. Underscoring our commitment to development, the amount we spent on R&D as a percentage of total revenue was 17% for the first three months of 2008 (2007: 16%). Measured in full-time equivalents (FTEs) and according to our U.S. GAAP financial data from continuing operations, the number of employees working in development teams rose in the first three months of 2008 to 14,990 (March 31, 2007: 11,936; December 31, 2007: 12,951).
Our research, development, and product efforts were rewarded with the following achievements in the first quarter:
In January 2008, we announced that by uniting two of the technology industry’s biggest brands, SAP and Business Objects now intend to embark on a road map to transform our wide lead in the market of software for business users into leadership in the emerging market for business performance optimization.
Also in January 2008, SAP and Business Objects unveiled our first joint offerings. Nine combined product packages were chosen to address the most common challenges facing business users from the C-suite to main street, which include: gaining better business insight, improving company performance and ensuring compliance with corporate governance policies.
SAP and IBM announced in January 2008, at the annual Lotusphere conference, plans to deliver our first joint software product codenamed “Atlantic” which will integrate IBM Lotus Notes software with SAP Business Suite. The combined efforts to create “Atlantic” will result in a new style of applications that present information and data in a context familiar to users of the Lotus Notes desktop. This will make it easier for users to do their jobs and greatly enhance the return on investment that companies have made in their SAP applications.
At the end of January 2008, we announced the launch of an Industry Value Network for public security. The Industry Value Network for public security will join 15 existing industry-focused networks hosted by SAP and brings together customers, partners and SAP to develop solutions that solve the unique challenges of the public security industry. The solutions are based on an enterprise service-oriented architecture and open standards to fuel a new dimension of industry interoperability and collaboration.
In February 2008, we announced the industry’s first Intelligence Platform. A single, enterprise-scale platform, BusinessObjects XI 3.0 breaks the barriers of traditional business intelligence (BI), helping to ensure that all people connected with an organization can have access to the information they need to make a difference.

Also in February 2008, we announced a new fast-start program for our proven SAP Business-All-in-One solutions. The program targets midsize companies in the manufacturing, services and trade industries and provides them with the pre-configured industry-specific processes needed to streamline and gain visibility into their core business operations.
Building upon our announced fast-start program for SAP Business All-in-One solutions, we revealed plans for an expansion of our partnership with Intel. SAP and our long-term technology partner Intel intend to introduce a ground-breaking offering that will be offered on an Intel-based system via original equipment manufacturer (OEM) and hardware system providers based on SUSE Linux Enterprise from Novell and the database SAP MaxDB.
At the end of February 2008, we announced the third enhancement package for our market-leading enterprise resource planning (ERP) application, SAP ERP. Enhancement packages enable customers to access new software features via a simple download to switch on as needed, responding directly to customer requests for access to new innovation without touching mission-critical core systems.
Further enabling customers to realize the benefits of enterprise service-oriented architecture, SAP and IDS Scheer announced an expansion of our strategic partnership that will enable customers, for the first time, to take a model and process-centric approach to the implementation of service-enabled business applications from SAP.
In March 2008, we announced an extension of our relationship with Novell to enable customers of all sizes to run, manage and secure mission-critical operations on Linux. In a move that will help meet the growing demand for SUSE Linux Enterprise and provide support for the open source community, Novell and SAP are planning to offer enhanced options for customers who choose to run open source.
EMPLOYEES
Reflecting our success in business, we hired additional highly qualified professionals in the first quarter of 2008, thus creating a foundation for future success and continued growth. At the end of the first quarter of 2008, we had 51,435 employees worldwide (Q1 2007: 40,494), of whom 161 were allocated to discontinued operations and 51,274 to continuing operations. (These headcount figures are measured in FTEs.) Our headcount numbers in the remainder of this section refer to our continuing operations only. Of those 51,274 employees, 15,112 were based in Germany (Q1 2007: 14,324). Of the overall headcount increase, 6,224 resulted from the acquisition of Business Objects in January 2008.
For the fourth year in a row, the Great Place to Work institute once again named us Germany’s best employer in the category for companies with more than 5,000 employees. The Great Place to Work institute also ranked SAP among the top 20 employers in Japan for the second time. These awards are recognition of SAP’s commitment to providing global career opportunities and a positive working environment for its employees.
Further evidence that SAP continues to be one of the best employers came from FORTUNE magazine in March 2008: The business magazine again ranked us among America’s Most Admired Companies this year. SAP attained fifth place in the computer software category.
COMPANY ORGANIZATION
The Supervisory Board appointed John Schwarz the seventh member of our Executive Board with effect from March 1, 2008. John Schwarz is the managing director of Business Objects, which is now an independent business unit within the SAP Group.
ACQUISITIONS
In January 2008 we took over Business Objects, and squeezed out the residual minority shareholders in February. Business Objects is a provider of solutions in the field of business intelligence. The acquisition cost net of cash amounted to € 3.7 billion. The combination of Business Objects solutions with our technologies puts us in a position to offer a unique portfolio of products that give business users — process owners and decision makers in business — a full view of the intelligence they need for effective decision processes. Additional information on the acquisition of Business Objects can be found in the note (4) at the end of of this interim report.

12	INTERIM REVIEW OF SAP GROUP OPERATIONS
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the U.S., SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies. Information on the SAP common shares is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, and on Quotron under “SAGR.EU”.
The SAP share closed on March 31, 2008, at €31.48 (XETRA). Thus, our market capitalization reached approximately €39.2 billion at the end of the first three months of 2008, based on 1,247 million shares outstanding. Since the beginning of the year, SAP’s stock price decreased 11.4% in value. The German DAX fell 19.0% during the first three months, the Dow Jones EURO STOXX 50 17.5%, and Standard & Poor’s North Software-Software Index (formerly GSTI-Index Software) decreased 13,0% in value over the same period.
Additional information is available on SAP’s home page: www.sap.com.
In the first quarter of 2008, we bought back 8.0 million shares at an average price of €32.19 (total amount: €258 million). As of March 31, 2008, we held treasury stock in the amount of 54.3 million shares (approximately 4.4% of total shares outstanding) at an average price of €35.50. For the remaining nine month of 2008, we expect to invest an approximately €250 million in buying back shares.
EVENTS AFTER THE END OF THE QUARTER
The SAP Deputy CEO Léo Apotheker was appointed at April 2, 2008 as the company’s co-CEO alongside SAP CEO Henning Kagermann. With the decision, SAP is preparing another smooth management transition at the top of the company. From today on, Henning Kagermann and Léo Apotheker will jointly guide the future of the world’s leading provider of business software.
Effective July 1, 2008, new appointments to the executive board extend the company’s top management to a team of ten. Erwin Gunst, Bill McDermott and Jim Hagemann Snabe will bring their extensive software industry and customer-focused experience to the executive board. Joining the executive board in the newly created position of chief operating officer (COO), Erwin Gunst will aim to further improve the company’s operations and process efficiency. He is a 20-year SAP veteran and he currently serves as president of the company’s Europe, Middle East and Africa (EMEA) region. Bill McDermott joined SAP in 2002 to manage the Americas region. He successfully led the company’s market growth in North America and Latin America over the past six years. His purview was recently extended to oversee operations also in the Asia Pacific and Japan region. In the future, McDermott will have responsibility for all sales regions worldwide. Jim Hagemann Snabe will have full development responsibility for SAP® Business Suite and the SAP NetWeaver® technology platform. He has been with the company for more than fifteen years, holding various management positions in sales and development, including managing director of the SAP Nordic region and general manager for industry solutions development globally.
The responsibilities of all other current executive board members and corporate officers remain unchanged.
RISK FACTORS
SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For any changes in legal risks since our Annual Report 2007, see Note 10 to the Interim Financial Statements section. The other risk factors described in detail in the SAP Annual Report 2007 and the SAP Annual Report on Form 20-F for 2007 filed with the SEC continue to be applicable without material changes.
BUSINESS OUTLOOK
GLOBAL ECONOMY In the wake of the crisis in the U.S. mortgage and financial markets, prospects for global growth are rated by the OECD as being even gloomier than analysts had anticipated at the end of 2007. The factors underlying this trend are likely to prevail for some time. The “real” economy was therefore unable to decouple itself from the financial sector, where investors have become even more risk averse. The trend in the real estate sector has also spilled over worldwide and is now resulting in a pronounced slowdown in some countries. Disposable incomes are increasingly under strain from increases in the prices of food and energy; only in the euro and yen areas was this impact mitigated slightly by exchange rate appreciation. The IMF is anticipating a mild recession in the U.S. during 2008 and 2009, with a noticeable slowdown in business activity in industrialized countries and slower growth in emerging markets. However, the ECB believes that the emerging markets, with their robust economies, should continue to be an important linchpin for the global economy.
Against this backdrop, the IMF foresees an increase in global output of barely 4% in 2008 and 2009 compared with 4.9% in 2007, with growth slowing most noticeably in industrialized countries. It believes that growth in international trade will be comparatively unscathed, with volumes increasing approximately 5.6% in 2008 and 5.8% in 2009. The IMF forecasts that oil prices will increase a massive 34% in 2008 and then ease off slightly in 2009. At the same time, prices for other commodities are also likely to rise 7% and then come down again by 5%. These forecasts assume that the U.S. does not enter a period of more severe recession and that the global financial crisis does not lead banks to continue withholding credit.
ECONOMIC DEVELOPMENT — GDP growth, compared with the previous year

%	2007e	2008f	2009f
World	4.9	3.7	3.8
United States	2.2	0.5	0.6
Euro area	2.6	1.4	1.2
Germany	2.5	1.4	1.0
Asia (emerging markets)	9.7	8.2	8.4
Japan	2.1	1.4	1.5

Source: International Monetary Fund, April 2008 (e = estimate, f = forecast)
IT MARKET DEVELOPMENT
IT MARKET Since the end of 2007, the U.S. market intelligence companies IDC and Gartner have both made slight downward adjustments to their growth forecasts for worldwide IT market in this reporting period compared with the end of 2007. IDC now expects sales to grow by 5.7% and 5.6%, respectively in 2008 and 2009, while Gartner anticipates increases of 6.0% and 6.1%. Despite declining growth rates compared with 2007 (see table), both companies do, however, see strong upside potential in the market. Growth is being fueled by demand from Asian emerging economies in particular, but also from Russia. Looking at the market as a whole, IDC sees the software market providing a boost, while hardware sales are not likely to increase by as much.
The gloomy economic situation in the U.S. means that IT market growth in North and South America in 2008 and 2009 is predicted to be only 5% per year. Growth in the packaged software segment,

14     INTERIM REVIEW OF SAP GROUP OPERATIONS
however, is expected to be around 7% per year. In the U.S., IDC anticipates a marked reduction in the growth in demand for application software in 2008 compared with 2007. This is primarily due to companies choosing not to upgrade existing applications or to implement new application software. Services, however, are less subject to fluctuation, as there are usually longer term contracts in place and services are also important for business operations; IDC anticipates growth of between 4% and 5% in the U.S. market in both 2008 and 2009.
In the Europe, Middle East, and Africa (EMEA) region, IDC expects IT market growth of at least 6% in 2008 and 2009. It believes the market in Western Europe will grow by at least 4% or even just under 5% in both years, and IDC forecasts similar growth for Germany. It expects a boost in particular from the packaged software segment, which it believes will grow more than 8% per year during the two year period in the EMEA region. IDC expects double-digit growth rates (approximately 17% per year) due to pent-up demand in the Russian IT market and in the Middle East as a result of increased oil revenues. The outlook for the European market does assume, however, that there is no further downturn in the U.S. economy in 2008 and 2009, as this could have a significant impact on other industrialized countries.
IT Market development — growth compared with the previous year

%	2007e	2008f	2009f
World
Total IT Market	7.1	5.7	5.6
Hardware	6.8	5.2	4.6
Packaged Software	8.9	7.7	7.5
Application Software	7.7	7.5	7.4
Services	6.5	5.3	5.7
Americas
Total IT Market	6.9	5.2	5.1
Packaged Software	9.3	7.1	6.9
Application Software	7.9	7.7	7.5
Services	5.6	5.0	4.7
EMEA (Europe, Middle East, and Africa)
Total IT Market	7.2	6.1	6.1
Packaged Software	9.7	8.6	8.3
Application Software	7.0	6.9	6.7
Services	7.5	4.8	6.2
Asia Pacific Japan
Total IT Market	7.4	6.4	5.9
Packaged Software	5.5	8.0	7.7
Application Software	8.8	8.3	8.6
Services	6.7	7.2	7.1

Source: IDC, February 2008 (e = estimate, f = forecast)
Prospects for the Asia Pacific Japan region are less positive than they were in 2007. IDC expects IT sales in this region to increase by only about 6% in both 2008 and 2009. China and India are driving growth. IDC and Gartner foresee little change in the Japan IT market, which is likely to grow by approximately 2% in 2008 and 2009. Both companies anticipate increased demand for software in Japan. IDC sees export growth as the biggest wild card for the Japanese market. A marked decrease in exports would negatively impact the IT market.
IDC’s forecasts assume that the U.S. economy will grow 1.5% to 2.0% in 2008. If growth would be less than this, IT business would slow down noticeably. IDC considers, however, that even such an inauspicious scenario would be temporary.
Small and Midsize Enterprises and SAP Business ByDesign A principal component of the SME strategy is our breakthrough innovative new solution, SAP Business ByDesign. Since last September’s announcement of SAP Business ByDesign, we have been working closely with early customers and partners to validate and fine-tune the solution. As a result of this process, we have elected to modify the rollout strategy for SAP Business ByDesign to ensure a more focused and controlled ramp-up process. The new rollout strategy includes the following:
▪	For 2008, go-to-market efforts for SAP Business ByDesign will focus on six countries, where all the current productive early customers are based and which represent a large amount of the worldwide volume market opportunity. Additional country rollouts will be executed in 2009.

▪	It is expected to take around 12 months to 18 months longer than the original 2010 target to reach the SAP Business ByDesign $1 billion revenue and 10,000 customer potential.

▪	Also, we will engage with significantly less than 1,000 customers in 2008.

▪	However, we will use SAP Business ByDesign innovations and technologies for the existing solutions and this will contribute significantly to our overall revenues in 2010.
In light of our modified rollout strategy, we will reduce our accelerated investments around SAP Business ByDesign in 2008 by approximately €100 million, which we expect to result in additional operating margin expansion in 2008 as noted in the “Business at SAP” section of this interim report. Furthermore, beginning in 2009 there will be no further accelerated investments. The expected expenses related to SAP Business ByDesign will be funded out of our normal operational business.
We maintain our full confidence in the product, the market opportunity and the associated business model of SAP Business ByDesign, as we continue to move toward volume readiness in 2008.
BUSINESS AT SAP We are providing the following outlook for the full-year 2008, which differs from the original outlook provided in January 2008 only with regards to our expectations for the 2008 Non-GAAP operating margin at constant currencies:
▪	We expect full-year 2008 Non-GAAP software and software-related service revenue, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of approximately €180 million, to increase in a range of 24% — 27% at constant currencies (2007: €7.427 billion). Our business, excluding the contribution from Business Objects, is expected to contribute 12 — 14 percentage points to this growth.

▪	We now expect the full-year 2008 Non-GAAP operating margin at constant currencies, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 28.5% — 29.0% (2007 non-GAAP operating margin: 27.3%). The previous outlook originally provided in January 2008 was expected to be in a range of 27.5% — 28.0%. The change is the result of our decision to reduce accelerated investments around SAP Business ByDesign by approximately €100 million in 2008. Therefore, the 2008 Non-GAAP operating margin outlook now includes accelerated investments around SAP Business ByDesign of around €100 million for the full-year 2008 (previously €175 million to €225 million).

▪	We are projecting an effective tax rate of 31.0% to 31.5% (based on U.S. GAAP income from continuing operations) for 2008.

▪	We plan to increase our headcount by about 4,000 FTEs in 2008, and we expect 10% of the new jobs to be in Germany. Those numbers do not include the hirings resulting from the acquisition of Business Objects.

▪	We intend to continue our proven strategy of returning excess liquidity to our shareholders in 2008. We therefore intend to buy back shares in 2008 and, if the Annual General Meeting of Shareholders so resolves, we will pay a dividend that provides a payout ratio of about 31%.
Excepting acquisitions, our planned capital expenditures for 2008 will be covered in full by operating cash flow and will chiefly be for completing new office buildings at various locations. We intend to further strengthen our healthy financial situation.
Among the assumptions underlying this outlook are an economic environment as described in this review and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

16     CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)3
CONSOLIDATED STATEMENTS OF INCOME
FIRST QUARTER ENDED MARCH 31

€ millions, unless stated otherwise	Notes	2008	2007	% Change
Software revenue		622	562	11
Support revenue		1,058	914	16
Subscription and other software-related service revenue		56	39	44
Software and software-related service revenue		1,736	1,515	15
Consulting revenue		587	518	13
Training revenue		104	94	11
Other service revenue		25	28	-11
Professional services and other service revenue		716	640	12
Other revenue		8	7	14
Total revenue		2,460	2,162	14

Cost of software and software-related services		-367	-287	28
Cost of professional services and other services		-567	-505	12
Research and development		-417	-339	23
Sales and marketing		-597	-478	25
General and administration		-152	-119	28
Other income/expense, net		-1	2	-150
Total operating expenses		-2,101	-1,726	22

Operating income		359	436	-18
Other non-operating income/expense, net		-1	-3	-67
Financial income, net		-2	36	-106
Income from continuing operations before income taxes		356	469	-24
Income taxes	(5)	-109	-157	-31
Minority interests		0	0	N/A
Income from continuing operations		247	312	-21
Loss from discontinued operations, net of tax		-5	-2	150
Net income		242	310	-22

EPS from continuing operations — basic in €	(6)	0.21	0.26	-19
EPS from continuing operations — diluted in €	(6)	0.21	0.26	-19
EPS from net income — basic in €	(6)	0.20	0.26	-23
EPS from net income — diluted in €	(6)	0.20	0.26	-23

[3]	These consolidated interim financial statements were neither audited nor reviewed by our external auditors.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS      17
CONSOLIDATED BALANCE SHEETS SAP GROUP
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

€ millions	Notes	3/31/08	12/31/07	% Change
Assets
Cash and cash equivalents		2,237	1,608	39
Restricted cash		3	550	-99
Short-term investments		179	598	-70
Accounts receivable, net		2,861	2,895	-1
Other assets		469	541	-13
Deferred income taxes		171	125	37
Prepaid expenses/deferred charges		115	76	51
Assets held for sale		16	15	7
Current assets		6,051	6,408	-6
Goodwill		4,837	1,423	240
Intangible assets, net		1,244	403	209
Property, plant, and equipment, net		1,345	1,316	2
Investments		88	89	-1
Accounts receivable, net		2	3	-33
Other assets		589	555	6
Deferred income taxes		192	146	32
Prepaid expenses/deferred charges		24	23	4
Noncurrent assets		8,321	3,958	110

Total assets		14,372	10,366	39

Liabilities, Minority interests and Shareholders’ equity
Accounts payable		601	715	-16
Income tax obligations		420	341	23
Other liabilities		1,126	1,456	-23
Provisions		218	154	42
Deferred income taxes		130	47	177
Deferred income		1,689	477	254
Liabilities held for sale		13	9	44
Current liabilities		4,197	3,199	31
Accounts payable		5	10	-50
Income tax obligations		95	90	6
Other liabilities		3,034	79	3,741
Provisions		359	369	-3
Deferred income taxes		160	73	119
Deferred income		36	42	-14
Noncurrent liabilities		3,689	663	456
Total liabilities		7,886	3,862	104
Minority interests		1	1	0
Common stock, no par value		1,247	1,246	0
Treasury stock		-1,929	-1,734	11
Additional paid-in capital		358	347	3
Retained earnings		7,401	7,159	3
Accumulated other comprehensive loss		-592	-515	15
Shareholders’ equity	(8)	6,485	6,503	0

Total liabilities, Minority interests and Shareholders’ equity		14,372	10,366	39

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THREE MONTHS ENDED MARCH 31

				Accumulated
				other
		Additional paid-	Retained	comprehensive
€ millions	Common capital	in capital	earnings	income/ loss	Treasury stock	Total
January 1, 2007	1,268	332	6,589	-311	-1,742	6,136
Net income			310			310
Other comprehensive income/loss, net of tax				-28		-28
Total comprehensive income/loss			310	-28		282
Share-based compensation		-7				-7
Treasury stock transactions					-317	-317
Convertible bonds and stock options exercised		-22				-22
Issuance of common stock						0
Other			1			1
March 31, 2007	1,268	303	6,900	-339	-2,059	6,073

January 1, 2008	1,246	347	7,159	-515	-1,734	6,503
Net income			242			242
Other comprehensive income/loss, net of tax				-77		-77
Total comprehensive income/loss			242	-77		165
Share-based compensation		-7				-7
Treasury stock transactions		11			-195	-184
Convertible bonds and stock options exercised	1	7				8
Other						0
March 31, 2008	1,247	358	7,401	-592	-1,929	6,485

CONSOLIDATED INTERIM FINANCIAL STATEMENTS     19
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THREE MONTHS ENDED MARCH 31

€ millions	2008	2007
Net income	242	310
Net loss from discontinued operations	5	2
Minority interests	0	0
Income from continuing operations before minority interests	247	312
Adjustments to reconcile income from continuing operations before minority interests to net cash provided by operating activities:
Depreciation and amortization	141	56
Losses from equity investees	1	1
Gains/losses on disposal of intangible assets and property, plant, and equipment	1	-1
Gains on disposal of investments	-8	-1
Writeups of financial assets	0	-1
Allowances for doubtful accounts	19	13
Impacts of hedging for cash-settled share-based payment plans	9	12
Stock-based compensation including income tax benefits	17	-22
Excess tax benefit from share-based compensation	-8	0
Deferred income taxes	-58	-11
Change in accounts receivable	242	36
Change in other assets	32	-76
Change in accrued and other liabilities	-764	-556
Change in deferred income	1,201	1,090
Net cash provided by operating activities from continuing operations	1,072	852
Business combinations, net of cash and cash equivalents acquired	-3,687	-17
Repayment of acquirees’ debt in business combinations	-450	0
Purchase of intangible assets and property, plant, and equipment	-61	-79
Proceeds from disposal of intangible assets and property, plant, and equipment	7	5
Cash transferred to restricted cash	-451	0
Reduction of restricted cash	1.000	0
Purchase of investments	-5	-471
Sales of investments	422	225
Purchase of other financial assets	-4	-4
Sales of other financial assets	17	4
Net cash used in investing activities from continuing operations	-3,212	-337
Purchase of treasury stock	-258	-339
Proceeds from reissuance of treasury stock	41	18
Proceeds from issuance of common stock (share-based compensation)	7	1
Excess tax benefit from share-based compensation	7	0
Proceeds from short-term and long-term debt	3,859	13
Repayments of short-term and long-term debt	-911	-10
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	66	75
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-46	0
Net cash used in financing activities from continuing operations	2,765	-242
Effect of foreign exchange rates on cash and cash equivalents	8	-3
Net cash used in operating activities from discontinued operations	-4	-4
Net cash used in investing activities from discontinued operations	0	0
Net cash used in financing activities from discontinued operations	0	0
Net cash used in discontinued operations	-4	-4
Net change in cash and cash equivalents	629	266
Cash and cash equivalents at the beginning of the period	1,608	2,399
Cash and cash equivalents at the end of the period	2,237	2,665

20	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)
A. BASIS OF PRESENTATION
(1) General
The condensed consolidated interim financial statements of SAP AG, together with its subsidiaries (collectively, “we”, “SAP”, the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements include condensed balance sheets.
Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted although we believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be the highest in the fourth quarter. Therefore interim results are not necessarily indicative of results for a full year.
Amounts reported in previous years have been reclassified as appropriate to conform to the 2008 presentation.
These unaudited condensed consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated U.S. GAAP financial statements and notes thereto as of December 31, 2007, which are included in SAP’s Annual Report 2007 as well as in SAP’s Annual Report 2007on Form 20-F. SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2007 are included in IFRS Financial Reports 2007 SAP Group and in.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2006	21	94	115
Additions	2	24	26
Disposals	0	-2	-2
December 31, 2007	23	116	139
Additions	4	63	67
Disposals	0	-1	-1
March 31, 2008	27	178	205
As of March 31, 2008, four companies, in which SAP has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.
The impact of changes in the scope of companies included in the consolidated financial statements has a significant impact on the comparability of the consolidated financial statements presented due to the acquisition of Business Objects in January 2008 (please refer to note 4 for further information).
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as of December 31, 2007, with the exceptions described below. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to SAP’s Annual Report and SAP’s Annual Report 2007on Form 20-F filed with the SEC.
In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which provides a single definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. SFAS 157-2 defers the effective date of SFAS 157 for some non-financial assets and non- financial liabilities to fiscal years beginning after November 15, 2008 and periods within those fiscal years. SFAS 157 does not have a material impact on our Consolidated Financial Statements.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS	21
In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The following balance sheet items are within the scope of SFAS 159:
▪	Recognized financial assets and financial liabilities unless a special exception applies

▪	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments

▪	Non-financial insurance contracts

▪	Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument
SFAS 159 is effective for fiscal years beginning after November 15, 2007. As of March 31, 2008 we have not elected to measure eligible items at fair value according to SFAS 159. On items for which we may plan to elect the fair value option SFAS 159 does not have a significant effect on unrealized gains or losses.
(4) Acquisitions
During the first two months of 2008 we acquired almost all of the outstanding shares of Business Objects S.A, Levallois-Perret, France.
Business Objects is a provider of business intelligence solutions. Through a combination of technology, consulting, education services, and its partner network, Business Objects provides information and business decision making resources to small and large companies. Business Objects has dual headquarters in San Jose, California and Paris, France. Before the acquisition its stock was traded on both the NASDAQ and Euronext Paris stock exchanges. The transaction took the form of a tender offer under French and U.S. law for all Business Objects common stock, all American depositary shares representing Business Objects. common stock, and all convertible bonds and warrants issued by Business Objects.
Under the terms and conditions of the tender offer agreement, we made a cash offer of €42.00 per common stock and the U.S. dollar equivalent of €42.00 per American depositary share determined using the euro to U.S. dollar exchange rate on settlement of the tender offers and of €50.65 per convertible bond, and a range of €12.01 to €24.96 per warrant, depending on the warrant grant date. After reaching the initial minimum tender condition of more than 50% as at January 21, 2008 the tender offer period was reopened under the same conditions until January 29 resulting in an ownership level of more than 95%. This allowed SAP to commence an immediate “squeeze-out” acquisition of almost all of the shares of the remaining shareholders. The acquisition cost in the amount of € 3.7 billion net of cash have been financed partially by a short-term syndicated bank loan.
The results of Business Objects have been included in the consolidated financial statements from the date of acquisition. In connection with the acquisition we will incur restructuring cost as a result of severance and relocation of workforce, the elimination of duplicate facilities and contract terminations. Such costs have been recognized as a liability assumed as of the acquisition date, resulting in additional goodwill. The purchase price allocation has been prepared on a preliminary basis, and reasonable changes are expected as additional information becomes available.
The following unaudited pro forma financial information presents SAP’s results as if the acquisition had occurred at the beginning of the respective periods:
These pro forma results have been prepared for comparative purposes only. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods for future results.
Unaudited Pro-Forma figures

	Q1		Q1
	2008		2007
	as reported	ProForma	as reported	ProForma
Revenue in € millions	2,460	2,494	2,162	2,376
Operating income in € millions	359	357	436	345
Income from continuing operations in € millions	247	246	312	234
Earnings per share — from continuing operations — basic in €	0.21	0.21	0.26	0.19
Earnings per share —from continuing operations — diluted in €	0.21	0.21	0.26	0.19

B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS
(5) Income Taxes

	Q1	Q1
€ millions, unless otherwise steated	2008	2007
Income from continuing operations before income taxes	356	469
Income taxes	-109	-157
Effective tax rate from continuing operations	30.6%	33.5%
The effective tax rate of 30.6% in the first quarter of 2008 is below the effective tax rate in the first quarter of 2007 (33.5%), mainly because of the reduction of the German corporate income tax rate from 25% to 15%, effective January 1, 2008.
At January 1, 2008, unrecognized income tax benefits relating to uncertain tax positions amounted to €96 million and were accounted for as income tax provisions. At March 31, 2008, uncertainties in income taxes increased by €178 million to €274 million (thereof €82 million would have an impact on the effective tax rate if recognized).
The amounts of unrecognized tax benefits are as follows:

Q1
€ millions	2008
Unrecognized income tax benefits at January 1, 2008	96
Additions for prior year related to acquisitions	182
Additions related to current year	1
Reductions related to prior year	-3
Settlements with tax authorities	0
Currency	-2
Unrecognized income tax benefits at March 31, 2008	274
In the first quarter of 2008, interest and penalties related to unrecognized tax benefits shown in the statement of income amounted to €2 million (2007: € 0 million). As at March 31, 2008 the respective provision for interest and penalties amounted to € 37 million (2007: € 1 million). This provision, that includes an increase in the amount of € 35 million due to the acquisition of Business Objects, was shown as income tax obligation.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS	23
(6) EARNINGS PER SHARE

	Q1	Q1
	2008	2007
Income from continuing operations in € millions	247	312
Weighted average number of shares in millions — basic	1,196	1,214
Dilutive effect of stock options/convertible bonds in millions	1	3
Weighted average number of shares in millions — diluted	1,197	1,217

Earnings per share — from continuing operations — basic in €	0.21	0.26
Earnings per share — from continuing operations — diluted in €	0.21	0.26

Income from discontinued operations, net of tax in € millions	-5	-2
Earnings per share — from discontinued operations — basic in €	-0.01	0.00
Earnings per share — from discontinued operations —diluted in €	-0.01	0.00

Net income in million €	242	310
Earnings per share — from net income — basic in €	0.20	0.26
Earnings per share — from net income — diluted in €	0.20	0.26
The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 45.4 million of SAP common shares in the first three months of 2008 and 38.9 million of SAP common shares in the first three months of 2007.
(7) Pension plans
The components of net periodic pension cost for our defined benefit plans including other post-employment benefit plans for the first quarter of 2008 and 2007 were as follows:

	Q1 2008			Q1 2007
€ millions	German	Foreign	Total	German	Foreign	Total
Service cost	0	10	10	0	10	10
Interest cost	0	4	4	1	3	4
Expected return on plan assets	0	-5	-5	0	-6	-6
Amortization of initial net obligation (asset)	0	0	0	0	0	0
Amortization of prior service cost	0	0	0	0	0	0
Amortization of net (gain) / loss	0	0	0	0	0	0
Curtailment (gain) / loss recognized	0	0	0	0	0	0
Settlement (gain) / loss recognized	0	0	0	0	0	0
Other changes	0	0	0	0	0	0
Net periodic benefit cost	0	9	9	1	7	8
(8) Shareholders’ Equity
Subscribed Capital At March 31, 2008, SAP AG had 1,246,585,384 no-par common shares (2007: 1,267,555,840) issued with a calculated nominal value of €1 per share.

In the first three months of 2008, the number of common shares increased by 326,976 (2007: 18,592), which resulted from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of March 31, 2008, we had acquired 54.3 million of our own shares, representing €54 million or 4.4% of capital stock. In the first three months of 2008, 8.0 million shares were acquired under the buyback program at an average price of approximately €32.19 per share and 2 million shares were distributed at an average price of approximately €23.24 per share. The acquired shares represent €8 million or 0.6% of capital stock. The distributed shares represent €2 million or 0.1% of capital stock. Although treasury stock is legally considered to be outstanding, we have no dividend or voting rights associated with treasury stock. In the first three months of the year no ADRs were purchased. The Company held no ADRs at March 31, 2008.
(9) Share-Based Compensation Plans
For a detailed description of our stock-based compensation plans, please see Note (27) of our consolidated financial statements which are included in our Annual Report 2007 and our Annual Report 2007 on Form 20-F filed with the SEC.
The number of equity-settled options and convertible bonds outstanding related to our equity-classified awards is as follows:

	Number of equity-settled
	options and convertible bonds
	outstanding
Number in thousands	3/31/2008	12/31/2007
Stock Option Plan 2002	5,260	5,813
Long Term Incentive 2000 Plan (convertible bonds)	6,086	6,149
Long Term Incentive 2000 Plan (stock options)	841	879
Each stock option granted under the SAP SOP 2002 and the Long Term Incentive 2000 Plan entitles the holder to subscribe to four shares of the Company. Each convertible bond may be converted into four shares of the Company. The share-based compensation per expense line item are allocated to the various expense items as following:

	Q1	Q1%
€ millions	2008	2007	change
Cost of software and software-related services	1	1	0
Cost of professional services and other services	1	3	-67
Research and development	4	5	-20
Sales and marketing	2	3	-33
General and administration	1	3	-67
Other operating income/expense, net	0	0	0
Total Share-Based Compensation	9	15	-40
(C) ADDITIONAL INFORMATION
(10) Litigation and Claims
Intellectual Property Litigation In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. The trial has been scheduled for November 2008.
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The Markman hearing was held in June 2007. The trial has been scheduled for October 2008.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The infringement hearing has been re-scheduled for April 2009. Hearings for the nullity and cancellation proceedings have not yet been scheduled.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS	25
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (‘‘Oracle’’) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). Oracle filed an amended complaint in June 2007. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their answer. The trial has been re-scheduled for February 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.
In April 2007, U.S.-based Disc Link Corporation (Disc Link) instituted legal proceedings in the United States against SAP and 27 other defendants. Disc Link alleges that SAP’s products infringe one or more of the claims of a single patent held by Disc Link. SAP and Disc Link have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in July 2007. The trial has been scheduled for August 2009.
In June 2007, SAP initiated legal proceedings, in the form of a Declaratory Judgment action, against U.S.-based Emergis Technologies (Emergis) in the United States. In the Declaratory Judgment action, SAP seeks a declaration by the court that an Emergis patent is invalid, unenforceable and that SAP’s products and services do not infringe one or more of the claims of the patent held by Emergis. SAP and Emergis have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products and services infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.
In August 2007, SAP instituted legal proceedings in the United States against i2. In April 2008, SAP amended the complaint to add a third patent. SAP alleges, per the amended complaint, that i2’s products infringe one or more of the claims in each of three patents held by SAP. In its complaint, SAP seeks unspecified monetary damages and permanent injunctive relief. i2 submitted its answer to the complaint in October 2007. In March 2008, SAP requested permission from the Court to amend its complaint and add a third patent to the proceedings. Due to the amended complaint, the trial date will be re-scheduled.
In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. DSC alleges that SAP’s products and services infringe one or more of the claims in one patent held by DSC. In its complaint, DSC seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.
We will continue to vigorously defend against the claims. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.
Other Litigation In January 2008, U.S.-based Acorn Systems, Inc. (‘‘Acorn’’) instituted legal proceedings in the United States against SAP AG and SAP Global Marketing, Inc. (“SAP”). Acorn filed an amended complaint in March 2008. As amended, the lawsuit alleges breach of contract, fraud and fraudulent inducement, negligent misrepresentation, misappropriation of trade secrets, violations of the Texas Free Enterprise and Antitrust Act of 1983, and unfair competition. The lawsuit seeks unspecified monetary damages, although Acorn alleges in the complaint that it has suffered at least $116 million damages. In February 2008, SAP filed a response to the original complaint. No trial date has been set.
In March 2008, SAP instituted legal proceedings against Acorn in the Commercial Court of Brussels asking the Court to declare, inter alia, that SAP had not breached the contract, SAP did not commit fraud and that SAP had not misappropriated Acorn trade secrets. No hearing date has been set.
In April 2008, U.S.-based Wellogix, Inc. (‘‘Wellogix’’) instituted legal proceedings in the United States against SAP AG and SAP America, Inc. (together “SAP”) as well as several other defendants. Wellogix alleges several causes of actions including, but not limited to, breach of joint venture/partnership agreement, breach of fiduciary duty, fraud, negligent misrepresentation, misappropriation of confidential information. The lawsuit seeks unspecified monetary damages. SAP has not yet responded to the complaint. No trial date has been set.
We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.
(11) Segment Information
For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to Note (28) in our consolidated financial statements, which are included in our Annual Report 2007.
The following tables present segment revenues and segment results as well as a reconciliation of total segment revenue and segment results to total consolidated revenue as reported in the consolidated statements of income and a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

CONSOLIDATED INTERIM FINANCIAL STATEMENTS	27
Q1 2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segements	1,742	606	111	2,459
Other				1
Total consolidated revenue				2,460
Segment result	874	143	45	1,062
Development expense – Management view				-446
Administration and other corporate expenses – Management view				-248
Share-based compensation expenses				-9
Operating income				359
Other non-operating income/expense, net				-1
Financial income, net				-2
Income from continuing operations before income taxes				356
Other information
Depreciation and amortization	-27	-11	-1
Q1 2007

€ millions	Product	Consulting	Training	Total
External revenue from reportable segements	1,508	541	107	2,156
External revenue from services provided out-side of the reportable segments				6
Total consolidated revenue				2,162
Segment result	828	116	41	985
Development expense – Management view				-402
Administration and other corporate expense – Management view				-132
Share-based compen-sation expenses				-15
Operating income				436
Other non-operating income/expense, net				-3
Financial income, net				36
Income from continuing operations before income taxes				469
Other information
Depreciation and amortization	-21	-7	-1
Our management reporting system reports our inter-segment transfers as cost reduction and does not track them as internal revenues. Inter-segment transfers mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment transfers are charged based on internal cost rates including certain indirect overhead costs but without profit margin.
Segment result reflects operating expenses directly attributable or reasonably allocable to the segments. For management purposes, share-based compensation expense is not included in the segment result. Therefore it is also not considered in the segment result presented above.
Geographic Information The following tables present external revenue and the number of employees by geographic region. The amounts for sales by destination are based on the location of customers.
Software revenue by sales destination

	Q1	Q1
€ millions	2008	2007
EMEA	292	237
Americas	217	248
Asia Pacific Japan	113	77
	622	562
Software and software-related service revenue by sales destination

	Q1	Q1
€ millions	2008	2007
Germany	302	271
Rest of EMEA	616	480
Total EMEA	918	751
United States	413	419
Rest of Americas	150	148
Total Americas	563	567
Japan	86	62
Rest of Asia Pacific Japan	169	135
Total Asia Pacific Japan	255	197
	1,736	1,515

Revenue by sales destination

	Q1	Q1
€ millions	2008	2007
Germany	453	408
Rest of EMEA	837	673
Total EMEA	1,290	1,081
United States	635	619
Rest of Americas	202	196
Total Americas	837	815
Japan	112	88
Rest of Asia Pacific Japan	221	178
Total Asia Pacific Japan	333	266
	2,460	2,162
Headcount by region

Full-Time-Equivalents - from continuing operations	3/31/2008	12/31/2007
Germany	15,112	14,749
Rest of EMEA	11,214	8,905
Total EMEA	26,326	23,654
United States	9,586	7,832
Rest of Americas	4,474	2,797
Total Americas	14,060	10,629
Japan	1,466	1,344
Rest of Asia Pacific Japan	9,422	8,234
Total Asia Pacific Japan	10,888	9,578
Total	51,274	43,861
Headcount by functional area

Full-Time-Equivalents - from continuing operations	3/31/2008	12/31/2007
Software and software-related services	6,594	5,831
Professional services and other services	14,012	12,785
Research and development	14,990	12,951
Sales and marketing	10,767	8,282
General and administration	3,356	2,797
Infrastructure	1,555	1,215
Total	51,274	43,861
(12) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2007. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no material related party transactions likely to have a material effect on our business, financial position, or income.
We have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board amounting to a gross value of €63 million, and €63 million, at March 31, 2008, and December 31, 2007, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.
For further information on related party transactions, refer to Note (30) in SAP’s consolidated financial statements, which are included in our Annual Report 2007.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS	29
MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)

€ millions, unless stated otherwise	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Software revenue (U.S. GAAP)	622	1,415	714	716	562
Revenue adjustment*	0	0	0	0	0
Software revenue (Non-GAAP)	622	1,415	714	716	562

Support revenue (U.S. GAAP)	1,058	1,005	975	944	914
Revenue adjustment*	47	0	0	0	0
Support revenue (Non-GAAP)	1,105	1,005	975	944	914

Subscription and other software-related service revenue (U.S. GAAP)	56	53	46	44	39
Revenue adjustment*	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	56	53	46	44	39

Software and software-related service revenue (U.S. GAAP)	1,736	2,473	1,735	1,704	1,515
Revenue adjustment*	47	0	0	0	0
Software and software-related service revenue (Non-GAAP)	1,783	2,473	1,735	1,704	1,515

Total revenue (U.S. GAAP)	2,460	3,240	2,419	2,421	2,162
Revenue adjustment*	47	0	0	0	0
Total revenue (Non-GAAP)	2,507	3,240	2,419	2,421	2,162

Operating income (U.S. GAAP)	359	1,109	606	581	436
Revenue adjustment*	47	0	0	0	0
Expense adjustment*	83	19	18	13	11
Operating income (Non-GAAP)	489	1,128	624	594	447

Operating margin (U.S. GAAP)	14.6%	34.2%	25.1%	24.0%	20.2%
Operating margin (Non-GAAP)	19.5%	34.8%	25.8%	24.5%	20.7%

Effective tax rate from continuing operations	29.0%	33.8%	35.1%	25.8%	33.5%

EPS from continuing operations — basic in € (U.S. GAAP)	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — diluted in € (U.S. GAAP)	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — basic in € (Non-GAAP)	0.29	0.64	0.35	0.38	0.26
EPS from continuing operations — diluted in € (Non-GAAP)	0.29	0.64	0.35	0.38	0.26

Headcount**	51,274	43,861	42,601	41,736	40,318

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See page 3 for details.

**	in Full-Time-Equivalents — from continuing operations

ADDITIONAL INFORMATION
FINANCIAL CALENDAR
June 3, 2008
Annual General Meeting of Shareholders,
Mannheim, Germany
July 29, 2008
Second quarter 2008,
Preliminary Earnings Release, telephone conference
October 28, 2008
Third quarter 2008,
Preliminary Earnings Release, telephone conference
January 29, 2009
Full year 2008, Preliminary Earnings Release,
analyst conference
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